

ANGLO
AMERICAN



05005130

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

23 December, 2004

SUPPL



SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH. D.C. 185 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 17 December 2004.
- Press Release – Anglo American appoints new Executive Director dated 20 December 2004.
- Press Release – Anglo American welcomes the agreement between De Beers and the Government of the Republic of Botswana renewing their partnership for a further 25 years.
- Press Release - Anglo American completes the sale of Hudson Bay dated 22 December 2004.
- Notification of Directors' Interests in Anglo American plc dated 23 December 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JAN 12 2005



THOMSON
FINANCIAL

dlw 1/12

K:\Min\Compsec\SEC\announce let to SEC.doc

RNS: 8119G.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,098,567 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 December 2004	49,488
21 December 2004	13,056
22 December 2004	12,707
23 December 2004	10,000

The Company was advised of these transactions on 23 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
23 December 2004

CC: Joburg.
AWL
NVS
SWX
See (+5).

RNS: 8119G.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,098,567 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 December 2004	49,488
21 December 2004	13,056
22 December 2004	12,707
23 December 2004	10,000

The Company was advised of these transactions on 23 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
23 December 2004

Joburg.
CC: AWL
NVS
SWX
See (+5).

RNS: 8119G.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,098,567 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 December 2004	49,488
21 December 2004	13,056
22 December 2004	12,707
23 December 2004	10,000

The Company was advised of these transactions on 23 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
23 December 2004

Joburg.
CC: AWL
NUS
SWX
See (+5).

RNS: 8119G.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,098,567 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 December 2004	49,488
21 December 2004	13,056
22 December 2004	12,707
23 December 2004	10,000

The Company was advised of these transactions on 23 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
23 December 2004

Joburg.
CC: ANL
NUS
SWX
See (+5).

RNS: 8119G.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,098,567 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 December 2004	49,488
21 December 2004	13,056
22 December 2004	12,707
23 December 2004	10,000

The Company was advised of these transactions on 23 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
23 December 2004

Joburg.
CC: AWL
NJS
SWX
See (+5).


ANGLO
AMERICAN

News Release

22 December 2004

Anglo American completes the sale of Hudson Bay

Anglo American plc ("Anglo American") announces the completion of the sale of Hudson Bay Mining and Smelting to Ontzinc Corporation.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138


ANGLO
AMERICAN

News Release

22 December 2004

Anglo American completes the sale of Hudson Bay

Anglo American plc ("Anglo American") announces the completion of the sale of Hudson Bay Mining and Smelting to Ontzinc Corporation.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

22 December 2004

Anglo American completes the sale of Hudson Bay

Anglo American plc ("Anglo American") announces the completion of the sale of Hudson Bay Mining and Smelting to Ontzinc Corporation.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

22 December 2004

Anglo American completes the sale of Hudson Bay

Anglo American plc ("Anglo American") announces the completion of the sale of Hudson Bay Mining and Smelting to Ontzinc Corporation.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



ANGLO AMERICAN

News Release

22 December 2004

Anglo American completes the sale of Hudson Bay

Anglo American plc ("Anglo American") announces the completion of the sale of Hudson Bay Mining and Smelting to Ontzinc Corporation.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

20 December 2004

ANGLO AMERICAN APPOINTS NEW EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") is pleased to announce that, at its next Annual General Meeting on 20 April 2005, it will propose the appointment of René Medori as an Executive Director of Anglo American, effective 1 June 2005. René will take over as Finance Director from Tony Lea on 1 September 2005, following a three month handover phase.

Tony Lea will remain on the Board as an Executive Director with responsibility for a range of corporate functions (including legal and external affairs) and will retire from the Board during December 2005. He will remain employed as a consultant to the Group during 2006.

René Medori, aged 47, is currently Finance Director of the BOC Group plc and is a Non-Executive Director of Scottish and Southern Energy plc as well as Afrox Ltd and Afrox Hospitals Ltd in South Africa.

Tony Trahar, Chief Executive of Anglo American, said: "We are very pleased that René has agreed to join the Board of Anglo American. René brings significant financial and commercial expertise from a capital intensive business involved with large utility facilities supplying products to the oil refining, steel and mining industries. His experience in international finance in the UK, Europe and the United States and his South African board experience provide an excellent platform for the Anglo American Group. We are also fortunate in being able to retain the services of Tony Lea for an appropriate handover and induction phase and also to retain his broad knowledge and experience of the Group once René has assumed his full responsibility as Finance Director".

René Medori commented that: "I am delighted to be joining the Board of Anglo American and look forward to the challenges ahead".

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 *corporate_affairs@angloamerican.co.uk*
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

20 December 2004

ANGLO AMERICAN APPOINTS NEW EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") is pleased to announce that, at its next Annual General Meeting on 20 April 2005, it will propose the appointment of René Medori as an Executive Director of Anglo American, effective 1 June 2005. René will take over as Finance Director from Tony Lea on 1 September 2005, following a three month handover phase.

Tony Lea will remain on the Board as an Executive Director with responsibility for a range of corporate functions (including legal and external affairs) and will retire from the Board during December 2005. He will remain employed as a consultant to the Group during 2006.

René Medori, aged 47, is currently Finance Director of the BOC Group plc and is a Non-Executive Director of Scottish and Southern Energy plc as well as Afrox Ltd and Afrox Hospitals Ltd in South Africa.

Tony Trahar, Chief Executive of Anglo American, said: "We are very pleased that René has agreed to join the Board of Anglo American. René brings significant financial and commercial expertise from a capital intensive business involved with large utility facilities supplying products to the oil refining, steel and mining industries. His experience in international finance in the UK, Europe and the United States and his South African board experience provide an excellent platform for the Anglo American Group. We are also fortunate in being able to retain the services of Tony Lea for an appropriate handover and induction phase and also to retain his broad knowledge and experience of the Group once René has assumed his full responsibility as Finance Director".

René Medori commented that: "I am delighted to be joining the Board of Anglo American and look forward to the challenges ahead".

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

20 December 2004

ANGLO AMERICAN APPOINTS NEW EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") is pleased to announce that, at its next Annual General Meeting on 20 April 2005, it will propose the appointment of René Medori as an Executive Director of Anglo American, effective 1 June 2005. René will take over as Finance Director from Tony Lea on 1 September 2005, following a three month handover phase.

Tony Lea will remain on the Board as an Executive Director with responsibility for a range of corporate functions (including legal and external affairs) and will retire from the Board during December 2005. He will remain employed as a consultant to the Group during 2006.

René Medori, aged 47, is currently Finance Director of the BOC Group plc and is a Non-Executive Director of Scottish and Southern Energy plc as well as Afrox Ltd and Afrox Hospitals Ltd in South Africa.

Tony Trahar, Chief Executive of Anglo American, said: "We are very pleased that René has agreed to join the Board of Anglo American. René brings significant financial and commercial expertise from a capital intensive business involved with large utility facilities supplying products to the oil refining, steel and mining industries. His experience in international finance in the UK, Europe and the United States and his South African board experience provide an excellent platform for the Anglo American Group. We are also fortunate in being able to retain the services of Tony Lea for an appropriate handover and induction phase and also to retain his broad knowledge and experience of the Group once René has assumed his full responsibility as Finance Director".

René Medori commented that: "I am delighted to be joining the Board of Anglo American and look forward to the challenges ahead".

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

20 December 2004

ANGLO AMERICAN APPOINTS NEW EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") is pleased to announce that, at its next Annual General Meeting on 20 April 2005, it will propose the appointment of René Medori as an Executive Director of Anglo American, effective 1 June 2005. René will take over as Finance Director from Tony Lea on 1 September 2005, following a three month handover phase.

Tony Lea will remain on the Board as an Executive Director with responsibility for a range of corporate functions (including legal and external affairs) and will retire from the Board during December 2005. He will remain employed as a consultant to the Group during 2006.

René Medori, aged 47, is currently Finance Director of the BOC Group plc and is a Non-Executive Director of Scottish and Southern Energy plc as well as Afrox Ltd and Afrox Hospitals Ltd in South Africa.

Tony Trahar, Chief Executive of Anglo American, said: "We are very pleased that René has agreed to join the Board of Anglo American. René brings significant financial and commercial expertise from a capital intensive business involved with large utility facilities supplying products to the oil refining, steel and mining industries. His experience in international finance in the UK, Europe and the United States and his South African board experience provide an excellent platform for the Anglo American Group. We are also fortunate in being able to retain the services of Tony Lea for an appropriate handover and induction phase and also to retain his broad knowledge and experience of the Group once René has assumed his full responsibility as Finance Director".

René Medori commented that: "I am delighted to be joining the Board of Anglo American and look forward to the challenges ahead".

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)



ANGLO AMERICAN

News Release

20 December 2004

ANGLO AMERICAN APPOINTS NEW EXECUTIVE DIRECTOR

Anglo American plc ("Anglo American") is pleased to announce that, at its next Annual General Meeting on 20 April 2005, it will propose the appointment of René Medori as an Executive Director of Anglo American, effective 1 June 2005. René will take over as Finance Director from Tony Lea on 1 September 2005, following a three month handover phase.

Tony Lea will remain on the Board as an Executive Director with responsibility for a range of corporate functions (including legal and external affairs) and will retire from the Board during December 2005. He will remain employed as a consultant to the Group during 2006.

René Medori, aged 47, is currently Finance Director of the BOC Group plc and is a Non-Executive Director of Scottish and Southern Energy plc as well as Afrox Ltd and Afrox Hospitals Ltd in South Africa.

Tony Trahar, Chief Executive of Anglo American, said: "We are very pleased that René has agreed to join the Board of Anglo American. René brings significant financial and commercial expertise from a capital intensive business involved with large utility facilities supplying products to the oil refining, steel and mining industries. His experience in international finance in the UK, Europe and the United States and his South African board experience provide an excellent platform for the Anglo American Group. We are also fortunate in being able to retain the services of Tony Lea for an appropriate handover and induction phase and also to retain his broad knowledge and experience of the Group once René has assumed his full responsibility as Finance Director".

René Medori commented that: "I am delighted to be joining the Board of Anglo American and look forward to the challenges ahead".

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

20 December 2004

Anglo American welcomes the agreement between De Beers and the Government of the Republic of Botswana renewing their partnership for a further 25 years.

The attention of Anglo American plc ("Anglo American") shareholders is drawn to the press release by the Government of the Republic of Botswana ("GRB") and De Beers (attached hereto) noting the renewal of their partnership for a further 25 years from 1 August 2004. The renewal includes the extension not only of the Jwaneng mining licence for a further period of 25 years but also similar 25 year extensions in respect of the current Orapa, Damtshaa and Letlhakane mining licences. These licences were previously scheduled to expire in 2017. The impact of the licence renewals on Anglo American's headline earnings is not expected to be material.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding in the equity of DB Investments SA ("DBI"), presently owned by Debswana, will be ceded to and be owned directly by the GRB. Anglo American has hitherto accounted for this indirect 3.65% interest held by Debswana in De Beers as part of its 48.65% effective interest in DBI. Following this restructuring, Anglo American will account only for its direct 45% interest in DBI. Any charge relating to this reduction in its effective holding in DBI will be treated as an exceptional item.

The renewal of all the De Beers mining licences in the Republic of Botswana is a positive development for the long-term growth and success of De Beers as the world's leading diamond producer and reflects the continuation of the partnership between GRB and De Beers.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

Anglo American plc
Head of Investor and Corporate Affairs
Nick von Schirnding
Tel: +44 207 698 8540

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

DE BEERS

A DIAMOND IS FOREVER

Monday, 20 December 2004

GOVERNMENT OF BOTSWANA AND DE BEERS RENEW THEIR PARTNERSHIP FOR A FURTHER 25 YEARS

The Government of the Republic of Botswana ("GRB") and De Beers are pleased to announce that agreement has been reached in relation to the renewal of the Jwaneng mining licence.

The Jwaneng mining licence will be renewed for a period of 25 years from 1 August 2004. Moreover, the Orapa, Damtshaa and Letlhakane mining licences will be extended for a similar 25-year period as from 1 August 2004.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding of the equity of DB Investments sa ("DBI") previously owned by Debswana be ceded to and directly owned by GRB.

The renewal of the Jwaneng mining licence and the extensions of the Orapa, Damtshaa and Letlhakane mining licences mark the long-term continuation of the unique and important partnership between GRB and De Beers.

MORE...

Enquiries:

Nicola Wilson
Tel: +27 (0) 11 374 7399 /
Mobile: +27 (0) 83 299 5552
nicola.wilson@debeersgroup.com

Lynette Hori
Tel: +44 (0) 207 430 3509 /
Mobile: +44 (0) 7740 393260
lynette.hori@dtc.com

Note to Editors:

1. As the world's leading diamond company, operating on five continents, De Beers employs almost 24 000 people worldwide. With 20 operations in Africa and more than a century of extensive diamond mining experience, De Beers endeavours to create successful and sustainable mining activity wherever it operates. In 2004, De Beers exploration has reached "partner of choice" joint venture exploration agreements and strategic alliances in Canada, Botswana, India, Democratic Republic of the Congo, Central African Republic, Russia, Australia, Brazil and Madagascar. During this period the company's geologists have discovered 39 new kimberlite deposits in seven countries on four continents. De Beers geologists have to date discovered over 1600 kimberlites in the world and those developed into mines will contribute approximately 82% of the diamonds mined by De Beers and its partners, Debswana and Namdeb in carat terms and 75% by value in 2004. For further information on the De Beers Group, please visit **www.debeersgroup.com**

ENDS

ANGLO AMERICAN

News Release

20 December 2004

Anglo American welcomes the agreement between De Beers and the Government of the Republic of Botswana renewing their partnership for a further 25 years.

The attention of Anglo American plc ("Anglo American") shareholders is drawn to the press release by the Government of the Republic of Botswana ("GRB") and De Beers (attached hereto) noting the renewal of their partnership for a further 25 years from 1 August 2004. The renewal includes the extension not only of the Jwaneng mining licence for a further period of 25 years but also similar 25 year extensions in respect of the current Orapa, Damtshaa and Letlhakane mining licences. These licences were previously scheduled to expire in 2017. The impact of the licence renewals on Anglo American's headline earnings is not expected to be material.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding in the equity of DB Investments SA ("DBI"), presently owned by Debswana, will be ceded to and be owned directly by the GRB. Anglo American has hitherto accounted for this indirect 3.65% interest held by Debswana in De Beers as part of its 48.65% effective interest in DBI. Following this restructuring, Anglo American will account only for its direct 45% interest in DBI. Any charge relating to this reduction in its effective holding in DBI will be treated as an exceptional item.

The renewal of all the De Beers mining licences in the Republic of Botswana is a positive development for the long-term growth and success of De Beers as the world's leading diamond producer and reflects the continuation of the partnership between GRB and De Beers.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

Anglo American plc
Head of Investor and Corporate Affairs
Nick von Schirnding
Tel: +44 207 698 8540

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

De Beers

A DIAMOND IS FOREVER

Monday, 20 December 2004

GOVERNMENT OF BOTSWANA AND DE BEERS RENEW THEIR PARTNERSHIP FOR A FURTHER 25 YEARS

The Government of the Republic of Botswana ("GRB") and De Beers are pleased to announce that agreement has been reached in relation to the renewal of the Jwaneng mining licence.

The Jwaneng mining licence will be renewed for a period of 25 years from 1 August 2004. Moreover, the Orapa, Damtshaa and Letlhakane mining licences will be extended for a similar 25-year period as from 1 August 2004.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding of the equity of DB Investments sa ("DBI") previously owned by Debswana be ceded to and directly owned by GRB.

The renewal of the Jwaneng mining licence and the extensions of the Orapa, Damtshaa and Letlhakane mining licences mark the long-term continuation of the unique and important partnership between GRB and De Beers.

MORE...

Enquiries:

Nicola Wilson
Tel: +27 (0) 11 374 7399 /
Mobile: +27 (0) 83 299 5552
nicola.wilson@debeersgroup.com

Lynette Hori
Tel: +44 (0) 207 430 3509 /
Mobile: +44 (0) 7740 393260
lynette.hori@dtc.com

Note to Editors:

1. As the world's leading diamond company, operating on five continents, De Beers employs almost 24 000 people worldwide. With 20 operations in Africa and more than a century of extensive diamond mining experience, De Beers endeavours to create successful and sustainable mining activity wherever it operates. In 2004, De Beers exploration has reached "partner of choice" joint venture exploration agreements and strategic alliances in Canada, Botswana, India, Democratic Republic of the Congo, Central African Republic, Russia, Australia, Brazil and Madagascar. During this period the company's geologists have discovered 39 new kimberlite deposits in seven countries on four continents. De Beers geologists have to date discovered over 1600 kimberlites in the world and those developed into mines will contribute approximately 82% of the diamonds mined by De Beers and its partners, Debswana and Namdeb in carat terms and 75% by value in 2004. For further information on the De Beers Group, please visit **www.debeersgroup.com**

ENDS

ANGLO
AMERICAN

News Release

20 December 2004

Anglo American welcomes the agreement between De Beers and the Government of the Republic of Botswana renewing their partnership for a further 25 years.

The attention of Anglo American plc ("Anglo American") shareholders is drawn to the press release by the Government of the Republic of Botswana ("GRB") and De Beers (attached hereto) noting the renewal of their partnership for a further 25 years from 1 August 2004. The renewal includes the extension not only of the Jwaneng mining licence for a further period of 25 years but also similar 25 year extensions in respect of the current Orapa, Damtshaa and Letlhakane mining licences. These licences were previously scheduled to expire in 2017. The impact of the licence renewals on Anglo American's headline earnings is not expected to be material.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding in the equity of DB Investments SA ("DBI"), presently owned by Debswana, will be ceded to and be owned directly by the GRB. Anglo American has hitherto accounted for this indirect 3.65% interest held by Debswana in De Beers as part of its 48.65% effective interest in DBI. Following this restructuring, Anglo American will account only for its direct 45% interest in DBI. Any charge relating to this reduction in its effective holding in DBI will be treated as an exceptional item.

The renewal of all the De Beers mining licences in the Republic of Botswana is a positive development for the long-term growth and success of De Beers as the world's leading diamond producer and reflects the continuation of the partnership between GRB and De Beers.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

Anglo American plc
Head of Investor and Corporate Affairs
Nick von Schirnding
Tel: +44 207 698 8540

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

DE BEERS

A DIAMOND IS FOREVER

Monday, 20 December 2004

GOVERNMENT OF BOTSWANA AND DE BEERS RENEW THEIR PARTNERSHIP FOR A FURTHER 25 YEARS

The Government of the Republic of Botswana ("GRB") and De Beers are pleased to announce that agreement has been reached in relation to the renewal of the Jwaneng mining licence.

The Jwaneng mining licence will be renewed for a period of 25 years from 1 August 2004. Moreover, the Orapa, Damtshaa and Letlhakane mining licences will be extended for a similar 25-year period as from 1 August 2004.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding of the equity of DB Investments sa ("DBI") previously owned by Debswana be ceded to and directly owned by GRB.

The renewal of the Jwaneng mining licence and the extensions of the Orapa, Damtshaa and Letlhakane mining licences mark the long-term continuation of the unique and important partnership between GRB and De Beers.

MORE...

Enquiries:

Nicola Wilson
Tel: +27 (0) 11 374 7399 /
Mobile: +27 (0) 83 299 5552
nicola.wilson@debeersgroup.com

Lynette Hori
Tel: +44 (0) 207 430 3509 /
Mobile: +44 (0) 7740 393260
lynette.hori@dtc.com

Note to Editors:

1. As the world's leading diamond company, operating on five continents, De Beers employs almost 24 000 people worldwide. With 20 operations in Africa and more than a century of extensive diamond mining experience, De Beers endeavours to create successful and sustainable mining activity wherever it operates. In 2004, De Beers exploration has reached "partner of choice" joint venture exploration agreements and strategic alliances in Canada, Botswana, India, Democratic Republic of the Congo, Central African Republic, Russia, Australia, Brazil and Madagascar. During this period the company's geologists have discovered 39 new kimberlite deposits in seven countries on four continents. De Beers geologists have to date discovered over 1600 kimberlites in the world and those developed into mines will contribute approximately 82% of the diamonds mined by De Beers and its partners, Debswana and Namdeb in carat terms and 75% by value in 2004. For further information on the De Beers Group, please visit **www.debeersgroup.com**

ENDS

ANGLO AMERICAN

News Release

20 December 2004

Anglo American welcomes the agreement between De Beers and the Government of the Republic of Botswana renewing their partnership for a further 25 years.

The attention of Anglo American plc ("Anglo American") shareholders is drawn to the press release by the Government of the Republic of Botswana ("GRB") and De Beers (attached hereto) noting the renewal of their partnership for a further 25 years from 1 August 2004. The renewal includes the extension not only of the Jwaneng mining licence for a further period of 25 years but also similar 25 year extensions in respect of the current Orapa, Damtshaa and Letlhakane mining licences. These licences were previously scheduled to expire in 2017. The impact of the licence renewals on Anglo American's headline earnings is not expected to be material.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding in the equity of DB Investments SA ("DBI"), presently owned by Debswana, will be ceded to and be owned directly by the GRB. Anglo American has hitherto accounted for this indirect 3.65% interest held by Debswana in De Beers as part of its 48.65% effective interest in DBI. Following this restructuring, Anglo American will account only for its direct 45% interest in DBI. Any charge relating to this reduction in its effective holding in DBI will be treated as an exceptional item.

The renewal of all the De Beers mining licences in the Republic of Botswana is a positive development for the long-term growth and success of De Beers as the world's leading diamond producer and reflects the continuation of the partnership between GRB and De Beers.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

Anglo American plc
Head of Investor and Corporate Affairs
Nick von Schirnding
Tel: +44 207 698 8540

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Monday, 20 December 2004

GOVERNMENT OF BOTSWANA AND DE BEERS RENEW THEIR PARTNERSHIP FOR A FURTHER 25 YEARS

The Government of the Republic of Botswana ("GRB") and De Beers are pleased to announce that agreement has been reached in relation to the renewal of the Jwaneng mining licence.

The Jwaneng mining licence will be renewed for a period of 25 years from 1 August 2004. Moreover, the Orapa, Damtshaa and Letlhakane mining licences will be extended for a similar 25-year period as from 1 August 2004.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding of the equity of DB Investments sa ("DBI") previously owned by Debswana be ceded to and directly owned by GRB.

The renewal of the Jwaneng mining licence and the extensions of the Orapa, Damtshaa and Letlhakane mining licences mark the long-term continuation of the unique and important partnership between GRB and De Beers.

MORE...

Enquiries:

Nicola Wilson
Tel: +27 (0) 11 374 7399 /
Mobile: +27 (0) 83 299 5552
nicola.wilson@debeersgroup.com

Lynette Hori
Tel: +44 (0) 207 430 3509 /
Mobile: +44 (0) 7740 393260
lynette.hori@dtc.com

Note to Editors:

1. As the world's leading diamond company, operating on five continents, De Beers employs almost 24 000 people worldwide. With 20 operations in Africa and more than a century of extensive diamond mining experience, De Beers endeavours to create successful and sustainable mining activity wherever it operates. In 2004, De Beers exploration has reached "partner of choice" joint venture exploration agreements and strategic alliances in Canada, Botswana, India, Democratic Republic of the Congo, Central African Republic, Russia, Australia, Brazil and Madagascar. During this period the company's geologists have discovered 39 new kimberlite deposits in seven countries on four continents. De Beers geologists have to date discovered over 1600 kimberlites in the world and those developed into mines will contribute approximately 82% of the diamonds mined by De Beers and its partners, Debswana and Namdeb in carat terms and 75% by value in 2004. For further information on the De Beers Group, please visit **www.debeersgroup.com**

ENDS

ANGLO AMERICAN

News Release

20 December 2004

Anglo American welcomes the agreement between De Beers and the Government of the Republic of Botswana renewing their partnership for a further 25 years.

The attention of Anglo American plc ("Anglo American") shareholders is drawn to the press release by the Government of the Republic of Botswana ("GRB") and De Beers (attached hereto) noting the renewal of their partnership for a further 25 years from 1 August 2004. The renewal includes the extension not only of the Jwaneng mining licence for a further period of 25 years but also similar 25 year extensions in respect of the current Orapa, Damtshaa and Letlhakane mining licences. These licences were previously scheduled to expire in 2017. The impact of the licence renewals on Anglo American's headline earnings is not expected to be material.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding in the equity of DB Investments SA ("DBI"), presently owned by Debswana, will be ceded to and be owned directly by the GRB. Anglo American has hitherto accounted for this indirect 3.65% interest held by Debswana in De Beers as part of its 48.65% effective interest in DBI. Following this restructuring, Anglo American will account only for its direct 45% interest in DBI. Any charge relating to this reduction in its effective holding in DBI will be treated as an exceptional item.

The renewal of all the De Beers mining licences in the Republic of Botswana is a positive development for the long-term growth and success of De Beers as the world's leading diamond producer and reflects the continuation of the partnership between GRB and De Beers.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

Anglo American plc
Head of Investor and Corporate Affairs
Nick von Schirnding
Tel: +44 207 698 8540

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

DE BEERS

A DIAMOND IS FOREVER

Monday, 20 December 2004

GOVERNMENT OF BOTSWANA AND DE BEERS RENEW THEIR PARTNERSHIP FOR A FURTHER 25 YEARS

The Government of the Republic of Botswana ("GRB") and De Beers are pleased to announce that agreement has been reached in relation to the renewal of the Jwaneng mining licence.

The Jwaneng mining licence will be renewed for a period of 25 years from 1 August 2004. Moreover, the Orapa, Damtshaa and Letlhakane mining licences will be extended for a similar 25-year period as from 1 August 2004.

With effect from the same date, GRB and De Beers have agreed that the effective 15% holding of the equity of DB Investments sa ("DBI") previously owned by Debswana be ceded to and directly owned by GRB.

The renewal of the Jwaneng mining licence and the extensions of the Orapa, Damtshaa and Letlhakane mining licences mark the long-term continuation of the unique and important partnership between GRB and De Beers.

MORE...

Enquiries:

Nicola Wilson
Tel: +27 (0) 11 374 7399 /
Mobile: +27 (0) 83 299 5552
nicola.wilson@debeersgroup.com

Lynette Hori
Tel: +44 (0) 207 430 3509 /
Mobile: +44 (0) 7740 393260
lynette.hori@dtc.com

Note to Editors:

1. As the world's leading diamond company, operating on five continents, De Beers employs almost 24 000 people worldwide. With 20 operations in Africa and more than a century of extensive diamond mining experience, De Beers endeavours to create successful and sustainable mining activity wherever it operates. In 2004, De Beers exploration has reached "partner of choice" joint venture exploration agreements and strategic alliances in Canada, Botswana, India, Democratic Republic of the Congo, Central African Republic, Russia, Australia, Brazil and Madagascar. During this period the company's geologists have discovered 39 new kimberlite deposits in seven countries on four continents. De Beers geologists have to date discovered over 1600 kimberlites in the world and those developed into mines will contribute approximately 82% of the diamonds mined by De Beers and its partners, Debswana and Namdeb in carat terms and 75% by value in 2004. For further information on the De Beers Group, please visit **www.debeersgroup.com**

ENDS

RNS 58206

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,183,778 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 December 2004	0
14 December 2004	24,714
15 December 2004	2,000
16 December 2004	0
17 December 2004	100,400

The Company was advised of these transactions on 17 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
17 December 2004

cc: AWL
NJS
SWA
Joburg.
Sec. + S.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,183,778 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 December 2004	0
14 December 2004	24,714
15 December 2004	2,000
16 December 2004	0
17 December 2004	100,400

The Company was advised of these transactions on 17 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
17 December 2004

AVS. 467493
RNS 58206

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,183,778 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 December 2004	0
14 December 2004	24,714
15 December 2004	2,000
16 December 2004	0
17 December 2004	100,400

The Company was advised of these transactions on 17 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
17 December 2004

cc: AWL
NUS
SWX
Joburg.
Sec. + S.

AVS: 467993
RNS 58206

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,183,778 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 December 2004	0
14 December 2004	24,714
15 December 2004	2,000
16 December 2004	0
17 December 2004	100,400

The Company was advised of these transactions on 17 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
17 December 2004

cc: AWL
NUS
SWA
Joburg.
Sec. + S.

AVS: 467993
RNS 58206

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,183,778 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 December 2004	0
14 December 2004	24,714
15 December 2004	2,000
16 December 2004	0
17 December 2004	100,400

The Company was advised of these transactions on 17 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
17 December 2004

cc: AWL
NUS
SWA
Joburg.
Sec. + 5.